

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2021

Tom Kozel
Senior Accountant
Southwest Iowa Renewable Energy, LLC
10868 189th Street
Council Bluffs, Iowa 51503

> **Re:** **Southwest Iowa Renewable Energy, LLC**
> **Form 10-K**
> **Exhibit Nos. 10.3 and 10.4**
> **Filed December 11, 2020**
> **File No. 000-53041**

Dear Mr. Kozel:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance